

Mail Stop 7010   June 11, 2008

Mr. Charles Camorata
Chief Executive Officer
Skreem Entertainment Corp.
11637 Orpington Street
Orlando, Florida 32817

> **Re: Skreem Entertainment Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 30, 2008**
> **File No. 000-52677**

Dear Mr. Camorata:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note comments you made to the staff and certain disclosure in the filing regarding the termination of the acquisition agreement with Diversified Global Holdings, Inc. Please disclose why you are changing your name to Diversified Global Holdings, Inc. in light of the termination of the acquisition agreement. Additionally, please tell us supplementally with a view towards disclosure, how you can legally change your name to Diversified Global Holdings, Inc., an unrelated entity that already has that name. Please tell us whether you have any pending business combinations with Diversified Global. Please tell us whether

you have informed Diversified Global that you are changing your name to their name.

2. We note several instances in your filing where it is unclear that the transaction with Diversified Global Holdings has been terminated. Please revise to remove all references to the DGH transaction that either state or imply the transaction will occur. Some examples include the following:

   - On page 2, "This Information Statement describing the approval of the Share Increase and transaction with Diversified Global Holdings . . . ."
   - On page 5, "The Board of Directors believes that the Reverse Split and Acquisition Agreement will benefit all stockholders . . . ."
   - On page 6, "The Board of Directors has determined that the name of the corporation will be amended to reflect the new business of the company, that being DGH."
   - On page 6, "Pursuant to the terms of the Agreement the Registrant shall acquire 100% of the issued and outstanding shares of Diversified . . . ."

3. We note several instances throughout your filing in which the dates appear outdated. Please update. Some examples include the following:

   - On page 4, you state that March 31, 2006 was the end of the company's last completed fiscal year.
   - On page 5, you state that the Certificate of Amendment to the company's Certificate of Incorporation will be filed with Secretary of State of Nevada on October 31, 2007.

Principal Stockholders, page 3

4. Please clarify whether the par value per share of common stock is $.0001 as stated on page 2 or $.001 as stated on page 3.

5. In footnote 1, please enumerate the number of shares owned by Martin Consultants and Am-Pac Investments and provide an address for Jeffrey Martin. See Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A.

Purpose of Reverse Stock Split, page 5

6. We note your statement that the Information Statement contains more detailed descriptions of the terms of the stock split. Please either disclose the page number containing this information or remove the statement.

Effect of the Reverse Split on the Company, page 6

7. We note your statement that "The number of authorized shares of common stock
    will not change as a result of the Reverse Split, and will increase as a result of the
    description contained above." You appear to be referring to the increase in
    authorized shares of common stock. If so, please clarify this.

Purpose of Proposed Share Increase, page 6

8. Please indicate the purpose of the increase in authorized shares of common stock,
    especially in light of the fact that the number of outstanding shares will decrease
    as a result of the reverse stock split.

Purpose of Proposed Name Change, page 6

9. Please clarify what the "new business" of the company is since you are not
    conducting any business combinations.

Required Approvals Obtained, page 6

10. We note your statement that the Certificate of Amendment to the company's
    Certificate of Incorporation is attached to this information statement as Exhibit A;
    however, no such exhibit was attached. Please amend to include this exhibit.

Transaction with Diversified Global Holdings, Inc., page 6

11. We note that the acquisition agreement with DGH has been terminated. In this
    section, please clearly state that you are not involved in any type of acquisition
    transaction or business combination with DGH, if true.

Certain Federal Income Tax Consequences, page 7

12. We note your reference to a Reverse/Forward Split in the last paragraph on page
    7. If the Reverse Split is a Reverse/Forward Split, please revise the rest of the
    filing accordingly, otherwise please delete the reference.

Additional Information, page 8

13. Please note that the Securities and Exchange Commission's address is 100 F
    Street NE, Washington, DC 20549. Please revise accordingly.

14. Please revise your list of documents incorporated by reference to reflect the
    correct dates these filings were amended, if they were amended at all.

15. Since you are incorporating certain documents by reference, please include the undertaking required by Note D(2) of Schedule 14A.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Krome, Esq.
        8 Teak Court
        Lake Grove, NY 11755